Exhibit 99.2

Annexure-B1

Disclosure with respect to amalgamation of FPL into FACOR

	Subsidiaries	Facor Power Limited (FPL)	Ferro Alloys Corporation Limited (FACOR)
a.	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the listed entity during the last financial year;

	Revenue of entity (INR in Crores)	122.23	503.30

	Net Worth of entity (INR in Crores)	(665.02)	377.48

	% of Revenue	0.3	1.4

	% of Net Worth	-	0.5

b.	Date on which the agreement for sale has been entered into;	Not Applicable.	Not Applicable.

c.	The expected date of completion of sale/disposal;	Not Applicable.	Not Applicable.

d.	Consideration received from such sale/disposal;	Not Applicable.	Not Applicable.

e.	Brief details of buyers and whether any of the buyers belong to the promoter/ promoter group/ group companies. If yes, details thereof;	Not Applicable.	Not Applicable.

f.	Whether the transaction would fall within related party transactions? If yes, whether the same is done at ‘arm’s length’;	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.

g.	Additionally, in case of a slump sale, indicative disclosures provided for merger/ amalgamation shall be disclosed by the listed entity with respect to such slump sale;	Not Applicable.	Not Applicable.

h.	Details and reasons for restructuring;	Simplification of structure and bringing related business entities below FACOR.	Simplification of structure and bringing related business entities below FACOR.

i.	Quantitative and/or qualitative effect of restructuring;	Simplification of structure.	Simplification of structure.

j.	Details of benefit, if any, to the promoter/ promoter group/ group companies from such proposed restructuring;	Simplification of structure.	Simplification of structure.

k.	Brief details of change in shareholding pattern (if any) of all entities.	FPL will merger into FACOR and shall cease to exist	FPL will merger into FACOR and shall cease to exist. FACOR will be under Vedanta Limited as it is with no step-down subsidiary.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Annexure-B2

Disclosure with respect to acquisition of 26% of equity shares of FPL by the Company from FACOR

	Subsidiaries	Facor Power Limited (FPL)	Ferro Alloys Corporation Limited (FACOR) (Seller)	Vedanta Limited (VEDL) (Buyer)
a.	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the listed entity during the last financial year;

	Revenue of entity (INR in Crores)	122.23	503.30	37120

	Net Worth of entity (INR in Crores)	(665.02)	377.48	76790

	% of Revenue	0.3	1.4	100%

	% of Net Worth	-	0.5	100%

b.	Date on which the agreement for sale has been entered;	-	Shall be entered within 2-3 weeks	Shall be entered within 2-3 weeks

c.	The expected date of completion of sale/disposal;	-	Before August 7, 2021 or subject to completion of the conditions of the Share Purchase Agreement.	Before August 7, 2021 or subject to completion of the conditions of the Share Purchase Agreement.

d.	Consideration received from such sale/disposal;	-	INR 0.01 based on the valuation report of an Independent Valuer.	INR 0.01 based on the valuation report of an Independent Valuer.

e.	Brief details of buyers and whether any of the buyers belong to the promoter/ promoter group/ group companies. If yes, details thereof;	Not Applicable.	Not Applicable.	Vedanta Limited is direct holding Company of FACOR and holds 100% of its shares.

f.	Whether the transaction would fall within related party transactions? If yes, whether the same is done at ‘arm’s length’;	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.	Yes, the transaction would be a Related Party Transaction and would be at arm’s length.

g.	Additionally, in case of a slump sale, indicative disclosures provided for merger/ amalgamation shall be disclosed by the listed entity with respect to such slump sale;	Not Applicable.	Not Applicable.	Not Applicable.

h.	Details and reasons for restructuring;	Not Applicable.	Not Applicable.	Not Applicable.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

	Subsidiaries	Facor Power Limited (FPL)	Ferro Alloys Corporation Limited (FACOR) (Seller)	Vedanta Limited (VEDL) (Buyer)
i.	Quantitative and/or qualitative effect of restructuring;	Not Applicable.	Not Applicable.	Not Applicable.

j.	Details of benefit, if any, to the promoter/ promoter group/ group companies from such proposed restructuring;	Not Applicable.	Not Applicable.	Not Applicable.

k.	Brief details of change in shareholding pattern (if any) of all entities.	FACOR currently holds 90% shares in FPL. Post-sale of 26% equity, FACOR will hold 64% shares in FPL and VEDL will hold 26% equity in FPL	FACOR currently holds 90% shares in FPL. Post-sale of 26% equity, FACOR will hold 64% shares in FPL	FACOR currently holds 90% shares in FPL. Post-sale of 26% equity, FACOR will hold 64% shares in FPL and VEDL will hold 26& equity in FPL

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394